FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Company with Authorized Capital CNPJ/MF nº 47.508.411/0001-56 NIRE 35.300.089.901	VIA VAREJO S.A. Publicly-Held Company with Authorized Capital CNPJ/MF nº 33.401.260/0652-90 NIRE 35.300.394.925

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”) and Via Varejo S.A. (“Via Varejo”, together with CBD, the “Companies”), in compliance with the provisions of Article 157, Paragraph Four, of Law No. 6,404, dated as of December 15th, 1976, and of CVM Rule No. 358, dated as of January 3rd, 2002, and in addition to the joint Notices of Material Fact released on May 6th and June 4th, 2014 (“Notices of Material Fact”) hereby inform their shareholders and the market the following:

In connection with the eCommerce Business Combination, as defined in the Notices of Material Fact, the corporate reorganization involving Nova Pontocom Comércio Eletrônico (“Nova”) was completed on the date hereof and Nova’s eCommerce activities were entirely transferred to Cnova N.V. (“Cnova”). The Companies currently hold, together with the other minority shareholders of Nova, 53.5% of Cnova’s share capital, being that CBD indirectly holds 28% and Via Varejo indirectly holds 23.5% thereof.

Also as a result of the completion of the aforementioned corporate reorganization, the following agreements were executed: (i) New Shareholders’ Agreement of Nova, entered into by the Companies and further minority shareholders of Nova; (ii) an Amendment to the Operational Agreement executed by the Companies and Nova on October 17, 2013 (“Operational Agreement”), ensuring continuity of existing synergies and integration between eCommerce and the brick and mortar businesses; and (iii) Trademark License Agreements regarding the use of the trademarks “Extra,” “Casas Bahia” and “Ponto Frio” and of the domain names “extra.com.br”, “casasbahia.com.br” and “pontofrio.com.br”, for use in the eCommerce activities developed by the Brazilian subsidiary of Cnova.

By means of that, the corporate reorganization required for the implementation of the eCommerce Business Combination is completed. The Companies will inform any material facts related to the subject of this Notice of Material Fact in due course.

São Paulo and São Caetano do Sul, July 24, 2014.

Daniela Sabbag Investor Relations Officer	Marcelo Rizzi de Oliveira Investor Relations Officer

Additional Information:

This press release shall not constitute an offer to sell or a solicitation of an offer to buy ordinary shares of Cnova N.V., nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release June contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.